Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

IMMURON LIMITED

Date of this announcement

Tuesday December 10, 2024

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
IMCAI	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	3,000,000	09/12/2024

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

IMMURON LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ACN	063114045

1.3 ASX issuer code

IMC

1.4 The announcement is

New announcement

1.5 Date of this announcement

10/12/2024

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

9/12/2024

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Mr. Daniel Pollock	Mr. Daniel Pollock	1,000,000

Professor. Ravi Savarirayan	Professor. Ravi Savarirayan	1,000,000

Dr. Jeannette Joughin	Dr. Jeannette Joughin	1,000,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Per Resolutions 5, 6 and 7 concerning the issue of options to Mr. Daniel Pollock, Professor. Ravi Savarirayan, Dr. Jeannette Joughin approved by shareholders in the AGM held on 18 November 2024: https://cdn-api.markitdigital.com/api man-gateway/ASX/asx-research/1.0/file/2924-02868160-3A653375

Any other information the entity wishes to provide about the +securities the subject of this notification

N/A

Issue details

Number of +securities

3,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMC : ORDINARY FULLY PAID	229,145,429

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMCAE : PERFORMANCE RIGHTS	5,928,566

IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	5,930,000

IMCAM : OPTION EXPIRING 21-JUL-2025 EX USD$0.5859375	2,560,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

14

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